EX 99.2

At Registrant's Special Meeting of Shareholders held on October 19, 2015, a proposal to approve a new Investment Advisory Agreement between the Registrant and Gabelli Funds, LLC, was voted upon and approved. There were 5,639,248 affirmative votes and 575,341 negative votes cast for this proposal, with 153,141 votes abstaining. There were 1,901,733 broker non-votes.